Adding, Deleting, or Substituting Variable Investment Options

         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change. New Separate Account underlying portfolios may be added, or existing underlying portfolios eliminated, when, in our sole discretion, conditions warrant a change. We will ask you, in the case of affiliated portfolios, to change any future allocations to that eliminated portfolio. If you do not, we may automatically redirect any future premium allocations to that eliminated portfolio proportionately to the remaining investment options you selected in your latest allocation instructions. We also may contact you and ask you for further instructions. If an unaffiliated portfolio is eliminated, we may ask you to reallocate any amount in the Subaccount corresponding to the eliminated portfolio. If you do not reallocate this amount, we may automatically reallocate it to the money market Subaccount, or such other investment options as permitted by law. We also will ask you to change any future allocations to that eliminated portfolio. If you do not, we will automatically redirect any future premium allocations to the money market Subaccount or such other investment options as permitted by law. We will notify you when such a reallocation or transfer occurs. You may, within 60 days of the date of our notice, reallocate the amount, without charge, to another investment option. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.